

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 21, 2017

Dennis S. Hudson, III
Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, FL 34994

> **Re: Seacoast Banking Corporation of Florida**
> **Registration Statement on Form S-4**
> **Filed July 18, 2017**
> **File No. 333-219339**

Dear Mr. Hudson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services